SCHNEIDER WEINBERGER & BEILLY LLP
                         2200 Corporate Boulevard, N.W.
                                    Suite 210
                            Boca Raton, Florida 33431


                                                          telephone 561-362-9595
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                                                  September 2, 2005

                                    'CORRESP'

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

         Attention:        Jeffrey Riedler
                           Dana Hartz
                           Joel Parker
                           Zafar Hasan

         Re: Sunwin International Neutraceuticals, Inc. (the "Company") Registration Statement on Form SB-2
                  File Number 333-125300

Ladies and Gentlemen:

         The Company is in receipt of the Staff's letter of comment dated June 23, 2005. The Company has filed amendment number 1 to the above-captioned registration statement on this date. Following are the Company's responses to the Staff's comments. In addition, under separate cover the Company is delivering three courtesy copies of amendment number 1 to Dana Hartz, marked to show the changes from the original registration statement as filed on May 27, 2005 and keyed to the Staff's comments in its June 23, 2005 letter.

General

1. The Company acknowledges the Staff's comment and has filed Exhibit 5.1 and 23.2, opinion and consent of counsel, and Exhibit 21, subsidiaries (along with the consent of the auditors).

2. The Company acknowledges the Staff's comment and has made such changes as it deemed appropriate in amendment number 1 in response to the Staff's comment letter of June 23, 2005.

3. This response letter has been prepared in accordance with the directions contained in this comment.

Form SB-2
Risk Factors
General


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4, 5, and 6. The Company acknowledges the Staff's comments 4, 5 and 6 and has revised most of the risk factors and added a substantial number of additional risk factors. Since a substantial amount of disclosure has been revised and added to this section, it is difficult to identify in this letter all changes. Generally, we have removed our 3rd, 4th, 5th and 6th risk factors, and added 9 new risk factors under "Risks Related to our Business." We have added a subsection, "Risks Related to Doing Business in China" and added 9 new risk factors. Under the subsection "Risks Related to this Offering" we added additional disclosure to the 2nd risk factor.

We are materially reliant...
We cannot assure you that the current Chinese policies...
Even if the Chinese government continues it policies...
We are subject to risks associated with the conversion....

7. The Company acknowledges the Staff's comment and has revised most of the risk factors and added a substantial number of additional risk factors. Since a substantial amount of disclosure has been revised and added to this section, it is difficult to identify in this letter all changes. Generally, we have removed our 3rd, 4th, 5th and 6th risk factors, and added 9 new risk factors under "Risks Related to our Business." We have added a subsection, "Risks Related to Doing Business in China" and added 9 new risk factors. Under the subsection "Risks Related to this Offering" we added additional disclosure to the 2nd risk factor.

We cannot assure you that the current Chinese policies...

8. The Company has removed this risk factor and replaced it in its entirety with a number of risk factors under the subsection "Risks Related to Doing Business in China."

Management's Discussion and Analysis or Plan of Operation
Critical Accounting Policies

9. The Company has informed us that there are no significant items which will reduce the Company's gross revenues. During the regular course of the Company's business, product returns and chargebacks rarely occur. In fiscal year of 2005, the Company experienced product returns in the amount of $1,200. The Company offers some of its long-term customers, in connection with its Stevioside product and veterinary medicine products, a discount if they prepay their purchase. This kind of transaction accounts for a small portion of the Company's revenue, approximately 1% - 2%. The Company does not provide any rebates or other allowances for sales. In the footnotes to the Company's consolidated financials statements for the year ended April 30, 2005, the Company added the following accounting policy Customer Deposits Customer deposits at April 30, 2005 of $11,514 consist of a prepayment to the Company for merchandise that had not yet shipped. The Company will recognize the deposits as revenue as customers take delivery of the goods, in compliance with its revenue recognition policy.

Liquidity and Capital Resources

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10. The Company has revised its analysis of the cash flow activities to provide more of an explanation as to the variations in the line items between the periods presented.

11. The Company has provided a discussion as to the impact of the Company's current notes payable.

Business - Our Company

12. The first time we use the term PRC is in the first sentence under "Prospectus Summary-The Company," and PRC if defined.

13. The Company has revised this section throughout and cited the sources of statistics and figures use in support of the disclosure.

14. Please be advised that, notwithstanding a few customers account for 10% or more of the net (gross) revenues of the Company FROM A PARTICULAR PRODUCT GROUP (as disclosed in the description of the Business), the Company has informed us that no customer, wholesaler or supplier represents a material portion of the Company's ENTIRE business, nor do any represent 10% or more of the Company's entire net (gross) revenues. Furthermore, the Company does not have any agreements with its customers or wholesalers.

Certain Relationships and Related Transactions

15. and 16. The Company has revised this section by adding 4 new paragraphs of disclosure relating to the transactions between the Company and Shandong Shengwang Pharmaceutical Corporation, Limited and Shangong Shengwang Group Corporation.

17. Please be advised that there are no agreement with the related parties described under this section except for the two agreements with CDI which have both been filed.

Exhibits

18. The Company has filed with this amendment as Exhibit 21 the list of subsidiaries.

Financial Statements
Consolidated Balance Sheet

19. It is customary in the Company's business to receive advances from customers in connection with the Stevioside product and veterinary medicine product. Customers will advance funds to receive a price discount and to secure their order of product. If a customer pays 3 months prior to actual shipment, the Company will give them certain discounts in price. In the fiscal year of 2005, the Company had approximately $11,514 in customer advances. In the footnotes to the consolidated financials statements for the year ended April 30, 2005, the Company added a footnote regarding the accounting policy. Please also see the response herein to comment 9.

Consolidated Statements of Operations

20. You have asked the Company to retroactively restate the weighted shares outstanding giving effect to the recapitalization. The Company has informed us that in the calculation of weighted shares, they treated the 17,000,004 shares of the Company's common stock issued for the acquisition of all of the outstanding capital stock of Sunwin Tech Group, Inc. as if they were outstanding

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since the beginning of their fiscal year. The shares retained by the former shareholders of the Company were treated as if they were outstanding from the date of the Share Exchange Agreement (April 30, 2004) or for one day. The shares issued for debt were treated as if they were outstanding since April 30, 2004 (one day), the date issued for debt and services. Accordingly, the Company believes that their calculation of weighted shares is correct and does not need to be restated.

Consolidated Statements of Stockholders' Equity

21. We have been informed by the Company that on the consolidated statement of stockholders' equity, the Company debited retained earnings for $95,000 on the share exchange agreement in order to eliminate the Company's investment made of $95,000 for the acquisition. At the time of preparing the financial statements, the Company believed it was proper to eliminate the investment against retained earnings. However, after further consideration, the Company believes it should eliminate the investment of $95,000 against paid-in capital. Since there in no effect on the statement of operatons, cash flow statements, or earnings per shares, the Company will reflect this change on future filings.

Note 4 - Related Party Transactions

22. The Company has included a description of the related party transactions.

         We trust the foregoing sufficiently responds to the Staff's comments. If you have any further questions or comments, please contact the undersigned.

                                                          Sincerely,

                                                       /s/ Roxanne K. Beilly
                                                           Roxanne K. Beilly

cc:      Ms. Dongdong Lin